Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces Third Quarter Results

Cannabis Business Development Underway and On Schedule

Q3 Financial and Operational Highlights for the 3-month period ended December 31, 2017 compared to the 3-month period ended November 30, 20161

•	Revenues of $7.3 million reflect a 7.5% increase in the Solutions Business and the sale of the krill oil business on August 7, 2017; revenues for Q3 2017 were $12.3 million.
•	Gain of $8.8 million realized from the deconsolidation of Acasti Pharma (non-control position).
•	Net income of $6.0 million versus $11.2 million in the prior year in the nutraceutical segment.
•	Non-IFRS operating loss[2] was $1.3 million compared to an Adjusted EBITDA[2] of $1.3 million in the prior year reflecting investment in cannabis business development.
•	Global MaxSimil license expanded to include cannabis-derived products for medical and adult use applications.
•	Launch of MaxSimil-enhanced products with Charles Poliquin’s Strength Sensei Nutraceuticals.

Post Quarter End Highlights:

•	Co-development, commercialization and marketing agreement with Tetra Bio-Pharma Inc. for purified cannabinoid oil-based products targeted for pain and inflammation announced on February 12, 2018.
•	Research agreement to develop new medical and wellness targeted cannabinoid oil-based products with krill oil announced on January 19, 2018.

Laval, Québec, CANADA – February 14, 2018 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT), today announced its financial and operating results for the 3-month and 9-month periods ended December 31, 2017. All amounts are in Canadian dollars.

“In our third quarter, we executed well against our strategic growth initiative to enter the cannabis business and further expanded our solutions business. Leveraging our proven expertise across multiple skillsets in science, regulation, formulation and commercialization, I am pleased to report that all the elements of our cannabis growth plan are solidly on track,” said Jim Hamilton, President and Chief Executive Officer of Neptune.

”Since our business review meeting last November, we have been very busy with business development activities, including discussions with potential suppliers, site preparation, and progress toward securing licenses,” added Mr. Hamilton. “In addition, we have conducted numerous solvent trials, intended to prove the effectiveness of this approach for cannabis oil extraction, which have yielded promising results. Concurrently, we recently entered into research and development partnerships that will facilitate the commercialization of clinically proven value-added products for the cannabis space, ones that will be differentiated by our extraction, purification and formulation expertise.”

__________________________

1 Neptune Nutraceutical Segment.

2 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

“Our Solutions Business revenue, supported by the growth of our MaxSimil delivery platform, increased 7.5% versus the prior year’s quarter and 2.6% sequentially,” said Mr. Hamilton. “Based on our current backlog of business, we expect a very strong fourth quarter in this business. As a result, we remain confident that we will achieve our stated goal of double-digit revenue growth in the segment for the full year.”

Concluded Mr. Hamilton, “As we come to the end of a major transition year for Neptune, the foundational building blocks for our cannabis initiative have been put into place, upon which we will build the framework to take us to a new level of growth and profitability. We are fielding a strong experienced team, have identified all the necessary steps to complete the journey and are confident we can bring highly differentiated products to the market. We look forward to updating you on our progress over the ensuing quarters through news releases about our business developments and milestone achievements.”

Nutraceutical Business Results

As previously announced, Neptune transitioned to a new fiscal year-end as at March 31, 2017. Financial information for the three-month and nine-month periods ended December 31, 2016 has not been included in these financial statements for the following reasons: (i) the three-month and nine-month periods ended November 30, 2016 provide a meaningful comparison for the three-month and nine-month periods ended December 31, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month and nine-month periods ended December 31, 2016 were presented in lieu of results for the three-month and nine-month periods ended November 30, 2016; and (iii) it was not practicable or cost justified to prepare this information.

Third Quarter Financial Results

•	Nutraceutical revenues were $7.3 million for the three-month period ended December 31, 2017, versus $12.3 million for the three-month period ended November 30, 2016.

•	Net income was $6.0 million for the current quarter, versus $11.2 million in the prior year.
•	Non-IFRS operating loss[1] was $1.3 million for the current quarter, compared to an Adjusted EBITDA[1] of $1.3 million in the prior year.

The nutraceutical segment third quarter Non-IFRS operating loss1 increase was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The nutraceutical segment third quarter net income includes a gain on loss of control of a subsidiary of $8.8 million.

Year-to-Date Financial Results

•	Nutraceutical revenues were $20.6 million for the nine-month period ended December 31, 2017, versus $35.1 million for the nine-month period ended November 30, 2016.

•	Net income was $24.8 million for the nine-month period ended December 31, 2017, versus $9.3 million in the prior year.
•	Non-IFRS operating loss[1] was $0.8 million for the nine-month period ended December 31, 2017, compared to an Adjusted EBITDA[1] of $3.2 million in the prior year.

The nutraceutical segment Year-to-Date Non-IFRS operating loss1 increase was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The nutraceutical segment Year-to-Date net income includes a gain on sale of assets of $23.7 million, a gain on loss of control of a subsidiary of $8.8 million and impairment loss on inventories of $1.7 million.

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1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Consolidated Results (including Acasti Pharma until the loss of control on December 27, 2017)

Third Quarter Financial Results

•	Consolidated revenues totalled $7.3 million for the three-month period ended December 31, 2017, versus $12.1 million for the three-month period ended November 30, 2016.

•	Net income was $1.3 million for the current quarter, versus $9.4 million in the prior year.
•	Non-IFRS operating loss[1] was $5.4 million for the current quarter, versus $0.5 million in the prior year.

On a consolidated basis, until the loss of control on December 27, 2017, the current quarter includes a Non-IFRS operating loss1 of $4.2 million and a net loss of $5.2 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the three-month period ended November 30, 2016, Acasti recorded a Non-IFRS operating loss1 of $1.7 million and a net loss of $2.4 million.

Year-to-Date Financial Results

•	Consolidated revenues were $20.6 million for the nine-month period ended December 31, 2017, versus $35.0 million for the nine-month period ended November 30, 2016.

•	Net income was $14.1 million for the nine-month period ended December 31, 2017, versus $3.2 million in the prior year.
•	Non-IFRS operating loss[1] was $10.5 million for the nine-month period ended December 31, 2017, compared to $2.5 million in the prior year.

On a consolidated basis, until the loss of control on December 27, 2017, the nine-month period ended December 31, 2017 includes a Non-IFRS operating loss1 of $9.7 million and a net loss of $12.5 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the nine-month period ended November 30, 2016, Acasti recorded a Non-IFRS operating loss1 of $5.6 million and a net loss of $7.9 million.

Cash and cash equivalents, including $2.4 million of restricted short-term investments, were $28.6 million as at December 31, 2017.

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1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as stock-based compensation, insurance recoveries from plant explosion, royalty settlements, net gain on sale of krill oil business, legal fees related to royalty settlements, gain on loss of control of subsidiary, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Excluding these items does not imply they are non-recurring.

Conference Call Details

Neptune will be holding a conference call on February 14, 2018, at 5:00 PM (EST) to discuss its third quarter results for the three-month and nine-month periods ended December 31, 2017.

Date:	Wednesday, February 14, 2018

Time:	5:00 PM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada & the U.S.)
1 (647) 788-4922 (Outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at:
http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until March 14, 2018. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 7495706. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and provides turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors” and in our MD&A for the interim period ended December 31, 2017 under “Risks and uncertainties”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	Ed McGregor/Jody Burfening
VP & CFO, Neptune	LHA, IR
1.450.687.2262 x236	1.212.838.3777
m.paradis@neptunecorp.com	emcgregor@lhai.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

Reconciliation of net income (loss) to non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended December 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	7,315	–	–	7,315
Gross margin	2,015	–	–	2,015
R&D expenses (i)	(1,785)	(4,285)	581	(5,489)
R&D tax credits and grants	12	24	–	36
SG&A	(2,477)	(908)	–	(3,385)
Other income – net gain on sale of assets	(147)	–	–	(147)
Loss from operating activities	(2,382)	(5,169)	581	(6,970)
Gain on loss of control of the subsidiary Acasti	8,783	–	–	8,783
Net finance cost	(396)	(21)	(2)	(419)
Income taxes	(53)	–	–	(53)
Net income (loss)	5,952	(5,190)	579	1,341
Non-IFRS operating loss[1] calculation
Net income (loss)	5,952	(5,190)	579	1,341
Add (deduct):
Depreciation and amortization	763	670	(581)	852
Finance costs	487	67	–	554
Finance income	(91)	(9)	–	(100)
Change in fair value of derivative assets and liabilities	–	(37)	2	(35)
Stock-based compensation	199	330	–	529
Income taxes	53	–	–	53
Gain on loss of control of the subsidiary Acasti	(8,783)	–	–	(8,783)
Other income – net gain on sale of assets	147	–	–	147
Non-IFRS operating loss[1]	(1,273)	(4,169)	–	(5,442)

(i)	These R&D expenses of the Nutraceutical segment include $1,730 of costs associated to the cannabis business.

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1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	12,252	1	(112)	12,141
Gross margin	3,450	1	1	3,452
R&D expenses	(349)	(1,708)	581	(1,476)
R&D tax credits and grants	9	24	–	33
SG&A	(4,511)	(829)	–	(5,340)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,716	(2,512)	582	9,786
Net finance income (cost)	(697)	115	–	(582)
Income taxes	217	–	–	217
Net income (loss)	11,236	(2,397)	582	9,421
Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	11,236	(2,397)	582	9,421
Add (deduct):
Depreciation and amortization	856	621	(581)	896
Finance costs	625	1	(6)	620
Finance income	(126)	(118)	6	(238)
Change in fair value of derivative assets and liabilities	198	2	–	200
Stock-based compensation	315	155	–	470
Income taxes	(217)	–	–	(217)
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	1,271	(1,736)	1	(464)

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1 See “Caution Regarding Non-IFRS Financial Measures”.

Reconciliation of net income (loss) to non-IFRS operating loss1

(Expressed in thousands of dollars)

Nine-month period ended December 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	20,640	–	–	20,640
Gross margin	4,866	–	–	4,866
R&D expenses (i)	(2,572)	(9,676)	1,742	(10,506)
R&D tax credits and grants	62	84	–	146
SG&A	(8,274)	(2,761)	–	(11,035)
Other income – net gain on sale of assets	23,724	–	–	23,724
Income (loss) from operating activities	17,806	(12,353)	1,742	7,195
Gain on loss of control of the subsidiary Acasti	8,783	–	–	8,783
Net finance cost	(1,719)	(121)	(7)	(1,847)
Income taxes	(40)	–	–	(40)
Net income (loss)	24,830	(12,474)	1,735	14,091
Total assets	93,678	6,079	–	99,757
Cash, cash equivalents and restricted short-term investments	28,586	–	–	28,586
Working capital[2]	29,945	–	–	29,945
Non-IFRS operating loss[1] calculation
Net income (loss)	24,830	(12,474)	1,735	14,091
Add (deduct):
Depreciation and amortization	2,511	2,005	(1,742)	2,774
Finance costs	1,984	355	–	2,339
Finance income	(108)	(38)	–	(146)
Change in fair value of derivative assets and liabilities	(156)	(196)	7	(345)
Stock-based compensation	781	661	–	1,442
Income taxes	40	–	–	40
Impairment loss on inventories	1,719	–	–	1,719
Gain on loss of control of the subsidiary Acasti	(8,783)	–	–	(8,783)
Other income – net gain on sale of assets	(23,724)	–	–	(23,724)
Legal fees related to royalty settlements	90	–	–	90
Non-IFRS operating loss[1]	(816)	(9,687)	–	(10,503)

(i)	These R&D expenses of the Nutraceutical segment include $1,730 of costs associated to the cannabis business.

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1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of net income (loss) to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Nine-month period ended November 30, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	35,093	8	(112)	34,989
Gross margin	9,554	8	1	9,563
R&D expenses	(1,119)	(5,747)	1,742	(5,124)
R&D tax credits and grants	28	70	–	98
SG&A	(10,197)	(2,252)	–	(12,449)
Other income – royalty settlement	13,117	–	–	13,117
Income (loss) from operating activities	11,383	(7,921)	1,743	5,205
Net finance income (cost)	(1,982)	41	(3)	(1,944)
Income taxes	(83)	–	–	(83)
Net income (loss)	9,318	(7,880)	1,740	3,178
Total assets	101,628	21,589	(13,175)	110,042
Cash, cash equivalents and restricted short-term investments	6,759	5,843	–	12,602
Working capital[2]	15,628	4,421	1	20,050
Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	9,318	(7,880)	1,740	3,178
Add (deduct):
Depreciation and amortization	2,388	1,843	(1,742)	2,489
Finance costs	1,976	15	(89)	1,902
Finance income	(226)	40	89	(97)
Change in fair value of derivative assets and liabilities	233	(96)	3	140
Stock-based compensation	985	430	–	1,415
Income taxes	83	–	–	83
Royalty settlement	(13,117)	–	–	(13,117)
Legal fees related to royalty settlement	1,501	–	–	1,501
Acquisition costs	38	–	–	38
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	3,179	(5,648)	1	(2,468)

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1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.